UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   May 2007                File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

Interim Financial Statements and Management Discussion and Analysis for the period ended March 31, 2007.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: May 25, 2007	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MARCH 31, 2007

The accompanying unaudited interim financial statements of Esperanza Silver Corporation for the three months ended March 31, 2007 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These financial statements have not been reviewed by the Company’s external auditors.

ESPERANZA SILVER CORPORATION
(An Exploration Stage Company)

Management’s Discussion and Analysis

Three Months Ended March 31, 2007

This discussion and analysis of financial position and results of operations is prepared as at May 14, 2007 and should be read in conjunction with the interim consolidated financial statements for the three months ended March 31, 2007 and the related notes thereto. Those interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and as a result do not contain all disclosure required under generally accepted accounting principles for annual financial statements. Accordingly, readers may want to refer to the December 31, 2006 and 2005 annual audited consolidated financial statements of Esperanza Silver Corporation (the “Company” or “Esperanza”) and the accompanying notes. These documents are available for viewing on SEDAR at www.sedar.com. All dollar amounts included therein and in the following management discussion and analysis (“MD&A”) are in Canadian dollars except where noted.

This discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered to be reasonable by the Company’s management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Description of Business

The Company is an exploration company dedicated to the identification, acquisition and exploration of silver and gold projects. The Company’s strategy is to advance its projects through prospecting and drilling stages and to seek new partners through joint-ventures or other associations to fund continued project development and or production. By following this strategy, Esperanza plans on holding a large portfolio of silver and gold prospects, which will allow it to maximize exploration activities while minimizing its funding requirements and risk. Additional information is available at the Company’s website at www.esperanzasilver.com.

Cerro Jumil (formerly La Esperanza Project), Mexico

During November of 2005, the Company began a second phase of diamond core drilling on the project. A cumulative total (Phase I and II) of 31 drill holes were completed through the end of March of 2006. Drilling activity was temporarily halted in April of 2006 to allow a change over from a diamond core to a reverse circulation rig. Esperanza has completed a geophysical survey, up-graded its camp and road infrastructure and expanded its exploration permit area.

On October 2, 2006 the Company announced that it had reached agreement to buy out the underlying mineral concession holder’s interest for $417,375 and the issuance of 500,000 shares of the Company’s common stock. The property is subject to a three percent net smelter return royalty on any mineral production.

In December 2006, the Company commenced Phase III drilling at the Cerro Jumil project. Two drill rigs have completed an additional 5,000 meters as of the end of March 2007 for a total of over 10,000 meters since project inception.

San Luis Project, Peru

The San Luis project is subject to a joint venture agreement with Silver Standard Resources Inc. (“Silver Standard”). Silver Standard, under the terms of the agreement, elected to increase its ownership to 55% by funding the first US$500,000 of exploration expenditures subsequent to the acquisition of the property. It may increase its ownership to 80% in phases by funding feasibility and development activities. On October 31, 2006 the Company announced that Silver Standard had met its funding requirement and had earned a 55 % interest in the project. On March 26, 2007, the Company was informed by Silver Standard that it had elected to exercise its option to earn up to 70 % of the San Luis project in Peru by funding all activities necessary to complete a feasibility study.

As at March 31, 2007 the total cumulative San Luis expenditures incurred including capitalized equipment costs were US$3,279,054, of which $315,544 Canadian remains recoverable from Silver Standard.

A diamond core drill program began in September of 2006 and is on-going. A total 3,765 meters of drilling was completed by the end of the year. During the first quarter of 2007 approximately 9,500 additional meters have been drilled. The results of the drilling program are available on the Company’s website at www.esperanzasilver.com.

Generative Exploration

The Company has conducted numerous mineral property investigations in its continuing search for new projects.

On March 29, 2005, the Company entered into a joint exploration agreement with Silver Standard. New prospecting outside of the San Luis JV area under the terms of the original agreement has been at a minimal level. In March, 2007, the joint exploration agreement was allowed to expire.

The Company has also begun a new generative exploration program in Mexico where in April of 2007 it acquired 3,000 hectares of mineral concession through claim-staking. In Peru, the Company has acquired 9,500 hectares of mineral concessions, also through claim-staking. It continues to pursue new Peruvian properties through grassroots exploration.

Flor de Loto Project, Peru

On December 15, 2003 the Company acquired a purchase option on the Flor de Loto project in Peru The Company subsequently staked an additional 2,800 hectares of mineral concessions. The Company is preparing an application for drilling permits.

Pucarana, Peru

On March 5, 2007 the Company announced it had reached an agreement on the Pucarana, Peru mineral property with Canadian Shield Resources Inc. Pursuant to the agreement, Esperanza will have an option to earn a 51% interest by expending US$650,000 over a two year period commencing upon receipt of drill permits, with a commitment to fund US$200,000 in exploration expenditures in the first year. Esperanza will also have the option to earn a subsequent 9% (for a total of 60%) by making additional exploration expenditures of US$650,000 over a two year period. A cash payment of US$30,000 was paid on signing of a definitive agreement and a second payment of US$50,000 is due if Esperanza elects to exercise the right to earn the additional 9% interest.

Results of Operations

The Company recorded a loss of $678,633 for the three months ended March 31, 2007 (2006 – $270,469). The increase in the loss over the prior year’s comparative period was due to higher costs for: stock based compensation, consulting fees, accounting and legal, investor relations and shareholder communications and transfer agent and regulatory fees. These higher costs were partially offset by increased interest income. Stock based compensation was higher as the result of 125,000 stock options being granted, whereas none were granted in the prior comparative quarter. Consulting fees were significantly higher due to increased management compensation including higher bonuses than in the prior year. Legal and accounting fees were higher due mainly to legal expenses incurred to complete a brokered private placement. Investor relations and shareholder communications costs were higher due to increased costs of investor relations consultants. Transfer agent and filing fees were higher due to the costs incurred as a direct result of the private placement. Interest income was higher that in the prior period due to increased cash to invest as a result of the private placement in February, 2007.

Liquidity and Capital Resources

The Company started 2007 with working capital of $5,091,012 and working capital as at March 31, 2007 was $18,228,999. The increase in working capital of $13,137,987 was due mainly to the proceeds from a private placement and the exercise of warrants and options which in total amounted to approximately $14,591,000. The proceeds from share issuances were partially offset by the loss for the period of $678,633 and investments in mineral properties of approximately $953,000. Of the $953,000 expended on mineral properties, the Company incurred most of the costs conducting a drilling program and field work on the Cerro Jumil property.

On February 8, 2007 the Company closed a private placement of 4,110,000 units at a price of $3.65 each for gross proceeds of $15,001,500. In the quarter ended March 31, 2007, the Company received $442,656 on the exercise of 371,624 share purchase warrants and $107,925 on the exercise of 160,000 stock options. The Company currently has sufficient working capital to carry out its 2007 exploration programs and to cover general and administrative costs.

Quarterly Information

	2007	2006	2006	2006
Quarter Ended	Mar. 31	Dec. 31	Sept. 30	Jun. 30
Operating Expenditures Loss for the period Loss per Share (Basic and Diluted)	$768,421 678,633 (0.01)	$122,216 79,091 (0.00)	$270,177 224,760 (0.01)	$1,043,126 998,303 (0.03)

	2006	2005	2005	2005
Quarter Ended	Mar. 31	Dec. 31	Sept. 30	Jun. 30
Operating Expenditures	$292,370	$204,506	$192,714	$426,664
Loss for the period	270,469	6,828,020	192,714	459,558
Loss per Share (Basic and Diluted)	(0.02)	(0.24)	(0.01)	(0.02)

2005

During the third quarter of 2005, operating expenditures decreased from the prior quarter as a result of significantly lower stock-based compensation expense. In addition, the prior quarter’s loss included a write-down of mineral property costs while no write-down occurred during the third quarter. The fourth quarter operating expenses were approximately $12,000 higher than those in the third quarter. Property examination costs were higher by $22,000 due to ongoing regional exploration in Mexico and Peru. Transfer agent and regulatory fees were higher by $24,000 than the prior quarter because of filing fees related to the private placement completed in November. Accounting and legal expenses were $9,000 higher than for the third quarter because they included an accrual for the year-end audit. These increases were substantially offset by higher interest income and by a reduction in the accrual for stock based compensation for options which were not fully vested. The significant increase in the loss for the quarter was due to the write-down of the Atocha property which amounted to $6,625,190.

2006

In the first quarter of 2006, operating costs were approximately $88,000 higher than for the prior quarter. This was due to higher consulting costs and higher property examination and holding costs partially offset by lower costs for accounting and legal and transfer agent and filing fees and increased interest income. Consulting costs were higher due to management bonuses. Legal and accounting costs were lower because the first quarter had no charges for audit fees. Property examination and holding costs were higher in the first quarter due to regional exploration in Peru and holding costs incurred on the Atocha property. Interest income increased in the first quarter as the result of having a greater amount of cash available for interest bearing investments. In the second quarter of 2006, operating costs were $750,756 higher than for the prior quarter. This was due mainly to significantly higher stock-based compensation expense. In the third quarter of 2006, operating costs were consistent with those of the prior quarter except for the fact that the Company did not record any stock-based compensation. In the fourth quarter of 2006, Operating costs declined significantly from the prior quarter due to lower consulting costs and due to foreign exchange. The lower consulting costs were due to recoveries from Silver Standard with respect to the San Luis project. The foreign exchange moved from a loss in the third quarter to a gain in the fourth quarter because the US dollar had been weakening in the third quarter but then strengthened considerably against the Canadian dollar in the fourth quarter.

2007

Operating costs were significantly higher in the first quarter of 2007 compared to the prior quarter due to stock based compensation, significantly higher consulting fees, foreign exchange and increased transfer agent and filing fees. Consulting fees were higher due to increases in management compensation contracts and bonuses granted to some officers and consultants. In the prior quarter, the US dollar strengthened significantly against the Canadian dollar which resulted in a substantial exchange gain. However in the current quarter the US dollar weakened against the Canadian dollar and resulted in an exchange loss. The increase in transfer agent and filing fees compared to the prior quarter were the direct result of the significant brokered private placement which was completed in February of 2007.

Transactions with Related Parties

The Company has a services agreement with Quest Management Corp. (“Quest”). Quest provides office space on a monthly rental basis. The Company and Quest are related by virtue of having one director in common. During the three months ended March 31, 2007 a total of $3,500 (2006 - $3,750) was charged by Quest for rent and at March 31, 2007 the Company owed Quest $1,000 (2006 - $1,250) for rent.

The Company also has a consulting agreement with its President for US$12,500 (2006 – US$7,625) per month plus health insurance benefits. During the three months ended March 31, 2007, the President was paid $49,269 (2006 - $31,218) in consulting fees and health insurance benefits and $88,096 (2006 - $46,720) for a management bonus. As at March 31, 2007 $16,389 (2006 - $57,133) was payable to the President of the Company for the unpaid portion of these amounts and $10,675 (2006 - $10,675) had been advanced to the President for travel expenses.

These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by related parties.

Subsequent Events

In May, the Company announced that it had finalized an earn-in agreement whereby Esperanza can earn up to a 60% interest in Canadian Shield’s Pucarana Gold Property (“Pucarana”), located in southern Peru. Esperanza has the right to earn a 60% interest in Pucarana by expending US$1,300,000 over a four year period commencing upon receipt of a drill permit (the “Effective Date”), and by making payments of US$80,000 to Gallant Minerals Peru Ltd. S.A. Esperanza must make the following expenditures: US$200,000 prior to the first anniversary of the Effective Date; US$450,000 prior to the second anniversary of the Effective Date; US$325,000 prior to the third anniversary of the Effective Date; and US$325,000 prior to the fourth anniversary of the Effective Date. Esperanza must also make the following cash payments: US$30,000 upon signing the agreement and US$50,000 up exercising the option to earn an additional 9% interest. The work commitments for the first twelve months from the Effective Date and the first payment are a firm commitment and all additional work commitments and payments are at the sole discretion of Esperanza. Upon Esperanza earning either its 51% interest, or 60% interest if it so elects, the two companies will form a joint venture in which all future expenditures shall be made on a pro rate basis, with standard dilution formulas applied if either party elects not to participate in funding further exploration expenses. In the event either party is diluted to a joint venture interest of 10% or less, that interest will be converted to a 2% net smelter return royalty (“NSR”) with the right of the other party to purchase each 0.5% interest in the NSR for US$500,000. If the price of gold exceeds US$500, the purchase price for the NSR increases proportionately to the price of gold.

Risks and Uncertainties

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include: securing adequate funding to maintain and advance exploration properties; ensuring ownership of and access to mineral properties by confirmation that claims and leases are in good standing and obtaining permits for drilling and other exploration activities. The market prices for silver, gold and other metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Esperanza is currently earning an interest in certain of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-down the previously capitalized costs related to that property.

The Company is operating in countries that currently have varied political environments. Changing political situations may affect the manner in which the Company operates. The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in local currencies or in US dollars. At this time there are no currency hedges in place. The Company does not have any employees. All work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Outstanding Share Data

As at May 14, 2007 there were 44,658,469 common shares issued and outstanding. There were also 4,222,864 stock options outstanding with exercise prices ranging between $0.25 and $3.65 per share. All but 628,333 of the outstanding options have vested. There were also 3,678,316 share purchase warrants outstanding which expire between August 21, 2007 and February 8, 2009 with exercise prices ranging between $0.85 and $4.35 per share.

Disclosure Controls and Internal Controls over Financial Reporting

The CEO and CFO acknowledge responsibility for the design of internal control over financial reporting (ICFR), and confirm that there were no changes in these controls that occurred during the three months ended March 31, 2007 which materially affected, or are reasonably likely to materially affect, the Company’s internal control for financial reporting.

ESPERANZA SILVER CORPORATION (An Exploration Stage Company) Interim Consolidated Balance Sheets (Expressed in Canadian Dollars) (Unaudited – Prepared by Management)
	March 31,	December 31,
	2007	2006
ASSETS Current assets: Cash and cash equivalents	$17,745,191	$ 4,092,288
Receivables	626,263	587,480
Due from joint venture partner (Note 5(a) and (b))	331,970	597,840
Prepaid expenses	90,023	37,766
	18,793,447	5,315,374
Equipment (Note 4)	76,333	46,333
Mineral properties (Note 5)	5,803,690	4,848,116
	$24,673,470	$10,209,823
LIABILITIES AND SHAREHOLDERS’ EQUITY Current Liabilities: Accounts payable and accrued liabilities	$564,448	$224,362
Shareholders’ Equity: Share capital (Note 6)	32,313,586	18,011,880
Contributed surplus (Note 6)	3,808,191	3,307,703
Deficit	(12,012,755)	(11,334,122)
	24,109,022	9,985,461
	$24,673,470	$10,209,823

Nature of operations (Note 1)

Subsequent events (Note 9)

See accompanying notes to the interim consolidated financial statements.

Approved on behalf of the Board

“Brian E. Bayley”

 Director

“Joseph Ovsenek”

 Director

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Interim Consolidated Statements of Operations and Deficit

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

Three Months Ended March 31,

	2007	2006
Operating expenses: Accounting and legal	$ 36,271	$ 9,271
Amortization	2,110	737
Bank charges and interest expense	3,393	3,328
Consulting fees (Note 7)	228,647	102,066
Foreign exchange	7,467	303
Investor relations and shareholder communications	67,604	18,125
Office and sundry	17,808	18,185
Property examination costs	99,875	91,204
Rent	16,754	9,753
Stock-based compensation (Note 6(e))	211,136	3,177
Transfer agent and regulatory fees	62,512	24,043
Travel	14,844	12,178
Loss before other items	(768,421)	(292,370)
Other items Interest income	89,788	21,901
Loss for the period	(678,633)	(270,469)
Deficit, beginning of period	(11,334,122)	(9,761,499)
Deficit, end of period	$(12,012,755)	$(10,031,968)
Basic and diluted loss per share	$ (0.01)	$ (0.01)
Weighted average number of shares outstanding	42,685,772	34,362,348

See accompanying notes to the interim consolidated financial statements.

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

Three Months Ended March 31,

	2007	2006
Cash provided by (used in):

Operations:

Loss for the period

Items not affecting cash:

Amortization

Stock-based compensation

Changes in non-cash working capital items:

Receivables

Due from joint venture partner

Prepaid expenses

Accounts payable and accrued liabilities

	$(678,633) 4,921 211,136 (38,783) 265,870 (52,257) 340,086	$(270,469) 737 3,177 (19,926) (144,006) (3,348) 182,760
	52,340	(251,075)
Investments: Mineral property costs (Purchase) recovery of equipment	(952,504) (37,991)	(681,998) 4,587
	(990,495)	(677,411)
Financings: Shares issued for cash	14,591,058	2,390,950
	14,591,058	2,390,950
Increase (decrease) in cash and cash equivalents Cash and cash equivalents, beginning of period	13,652,903 4,092,288	1,462,464 3,481,014
Cash and cash equivalents, end of period	$17,745,191	$4,943,478
Supplementary information: Amortization capitalized to mineral properties Warrants issued for finders’ fees on private placement	$2,811 346,211	$ - 49,715

See accompanying notes to the interim consolidated financial statements.

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Notes to the Interim Consolidated Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

Three Months Ended March 31, 2007

1.

Nature of operations

Esperanza Silver Corporation (the “Company”) was formed effective December 1, 1990 by way of amalgamation pursuant to the Company Act (British Columbia). The Company’s principal business activities include the acquisition and exploration of resource properties.

The Company is in the process of exploring its mineral properties and has not yet determined whether they contain resources that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, confirmation of the Company’s interest in the underlying claims and leases, and from future profitable production or proceeds from the disposition of the mineral properties.

2.

Basis of Presentation

These unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. Operating results for the three month period ended March 31, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007. These interim consolidated financial statements follow the same accounting policies as the annual audited consolidated financial statements of the Company for the year ended December 31, 2006. Accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s 2006 annual audited consolidated financial statements and notes thereto.

3.

Accounting Policy Change

Effective January 1, 2007, the Company implemented the new CICA accounting sections: 3855 (Financial Instruments – Recognition and Measurement), 3861 (Financial Instruments – Disclosure and Presentation) and 1530 (Comprehensive Income). These new accounting policy changes have been implemented prospectively with no restatement of comparative financial statements.

Comprehensive income includes net income and other comprehensive income. It is defined as the change in equity (net assets) of a company during the period from all transactions and other events and circumstances from non-owner sources. It includes all changes in equity during the period except those resulting from investments by owners and distributions to owners. There are no items to report as comprehensive income. The Company’s earnings per share presented on the statements of operation and deficit is based upon its loss for the period and not comprehensive income.

The adoption of these sections had no impact on the Company’s financial statements.

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Notes to the Interim Consolidated Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

Three Months Ended March 31, 2007

4.

Equipment

	2006			2005
	Cost	Accumulated Amortization	Net Book Value	Net Book Value

Equipment and vehicle	$109,118	$32,785	$76,333	$46,333

5.

Mineral Properties

The continuity of expenditures on mineral properties is as follows:

	Mexico	Peru	Bolivia	Total
Balance, December 31, 2006	$4,028,857	$794,259	$25,000	$4,848,116
Acquisition Costs and option payments	-	-	-	-
Exploration and Development: Assays	59,022	50,856	-	109,878
Communications	12,189	6,418	-	18,607
Drilling	388,203	797,507	-	1,185,710
Field costs	50,153	91,974	-	142,127
Geological studies	264,568	187,248	-	451,816
Geophysics	4,569	-	-	4,569
Office and administrative	1,312	33,547	-	34,859
Property tax	5,290	-	-	5,290
Road and access costs	40,244	-	-	40,244
Site supervision	-	41,062	-	41,062
Travel and related costs	50,063	31,608	-	81,671
Vehicle costs	27,560	102,591	-	130,151
	903,173	1,342,811	-	2,245,984
Less: Recovery from joint venture partner	-	(1,290,410)	-	(1,290,410)
Balance, March 31, 2007	$4,932,030	$846,660	$25,000	$5,803,690

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Notes to the Interim Consolidated Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

Three Months Ended March 31, 2007

5.

Mineral Properties

(a)

San Luis, Peru

During the year ended December 31, 2005, the Company acquired the San Luis project via claim-staking. The project is located in the central highlands of Peru. The project is subject to the prospecting agreement, described below in Note 5(b), with Silver Standard Resources Inc. (“Silver Standard”), a company with a director in common. Silver Standard and the Company elected to form a separate 50%-50% joint venture for the San Luis project. Under the terms of this agreement, Silver Standard has increased its ownership to 55% by funding the first US$500,000 of exploration expenditures subsequent to the acquisition of the property. It may increase its ownership to 70% by funding all activities required to complete a feasibility study and it may further increase its ownership to 80% by funding all development activities necessary to place the property into production. In March, 2007, the Company was informed by Silver Standard that it had elected to exercise its option to earn up to 70% of the project by funding all activities necessary to complete a feasibility study. As at March 31, 2007, the total cumulative San Luis property expenditures incurred, including capitalized equipment costs, were US$3,279,054, of which $315,544 Canadian remains recoverable from Silver Standard.

(b)

Silver Standard Exploration Agreement

In the first quarter of 2005, the Company entered into a prospecting agreement with Silver Standard to explore for bulk mineable silver deposits in central Peru. Under the terms of the agreement, Silver Standard would contribute US$300,000 and Esperanza would contribute US$200,000 during the first two years of the program. In March of 2007, this agreement was allowed to expire. At March 31, 2007, the balance due from Silver Standard under this agreement was $16,426.

(c)

Cerro Jumil (formerly La Esperanza), Mexico

The Company entered into an option agreement with Recursos Cruz del Sur, S.A. de C.V. (“Recursos”) dated May 7, 2003 whereby it obtained the option to acquire a 100% interest, in the Esperanza silver/gold project in Moulas State, Mexico. In October, 2006, the Company renegotiated the option agreement and completed the acquisition of a 100% interest in the property by paying US$417,375 plus VAT and issuing 500,000 common shares plus VAT. The property is subject to a 3 percent net smelter return royalty on any mineral production.

(d)

Atocha Property, Bolivia

On December 23, 2003, the Company acquired a 100% indirect interest in the Atocha Project concessions, comprising approximately 7,250 hectares located in West Central Bolivia. The Company made payments of US$74,000 in 2004 to complete the acquisition of the 850-hectare Los Mangales concession, which forms part of the Atocha Project, title to which has now been transferred directly to the Company’s Bolivian subsidiary. The vendor also received a 1.5% Net Smelter Returns (“NSR”) royalty on the minerals produced from this property. The Company, at its option, can purchase the royalty for US$202,000. During the year ended December 31, 2005, management wrote-down the carrying value of the Atocha Property to $25,000.

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Notes to the Interim Consolidated Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

Three Months Ended March 31, 2007

5.

Mineral Properties

(e)

Flor de Loto, Peru (continued)

The Flor de Loto project is located in Lima Department, Peru approximately 150 kilometers northeast of Lima. The property consists of two concessions totaling 1000 hectares. On December 15, 2003, the Company, through its Peruvian subsidiary, signed an option-to-purchase agreement with the owner. The Company must make the following payments to maintain its option:

Due Date	Cash Payment	Status
On signing	US$ 5,000	paid
December 15, 2004	US$ 10,000	paid
December 15, 2005	US$ 15,000	paid
December 15, 2006	US$ 25,000	paid
December 15, 2007	US$ 30,000
December 15, 2008	US$500,000
US$585,000

In addition, the property owners will retain a 2.7% NSR. The Company has no annual work or spending commitments and can abandon the property at any time without penalty.

6.

Share Capital

(a)

Authorized

An unlimited number of common shares without par value

(b)

Issued and outstanding

	Number Of Shares	Stated Value	Contributed Surplus
Balance as of December 31, 2006	40,006,845	$ 18,011,880	$ 3,307,703
Shares issued for private placement	4,110,000	15,001,500	-
Share issue costs	-	(955,698)	-
Shares issued for exercise of warrants	371,624	442,656	-
Shares issued for exercise of options	145,000	102,600	-
Reclassify contributed surplus on exercise of broker’s warrants	-	1,128	(1,128)
Reclassify contributed surplus on exercise of options	-	55,731	(55,731)
Agents options and warrants issued as part of share issue costs	-	(346,211)	346,211
Stock-based compensation			211,136
Balance as at March 31, 2007	44,633,469	$ 32,313,586	$ 3,808,191

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Notes to the Interim Consolidated Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

Three Months Ended March 31, 2007

6.

Share Capital

(b)

Issued and outstanding (continued)

On February 8, 2007, the Company closed a private placement of 4,110,000 units at a price of $3.65 each for gross proceeds of $15,001,500. Each unit consisted of one common share and one half share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $4.35 until February 8, 2009. Finders’ fees relating to this private placement were comprised of the payment of $899,949, the issuance of agents’ options enabling the agents to acquire up to 232,864 units with an exercise price of $3.65 per unit on the same terms as the private placement but with warrants expiring February 8, 2008.

(c)

Options

The Company adopted a share option plan (“the Plan”) pursuant to the policies of the TSX Venture Exchange (“the Exchange”). The maximum aggregate number of shares that may be reserved for issuance under the Plan is limited to 10% of the issued common shares of the Company. The Plan has been approved by the Exchange and is approved by the shareholders of the Company each year at its annual general meeting.

As at March 31, 2007, stock options are outstanding enabling the holders to acquire up to 3,295,364 common shares with a weighted average exercise price of $1.03 per share, as follows:

	Number Outstanding	Exercise Price	Number Vested	Expiry Date
Options granted August 18, 2003	1,000,000	$0.25	1,000,000	8/182008
Options granted September 1, 2003	75,000	0.75	75,000	9/1/2008
Options granted May 6, 2004	40,000	0.58	40,000	5/6/2009
Options granted September 9, 2004	300,000	0.53	300,000	9/9/2009
Options granted June 14, 2005	560,000	0.40	560,000	6/14/2010
Options granted July 5, 2005	20,000	0.355	20,000	7/5/2010
Options granted September 23, 2005	75,000	0.65	75,000	9/23/2010
Options granted May 18, 2006	867,500	1.56	867,500	5/18/2011
Options granted January 8, 2007	25,000	3.70	25,000	1/8/2012
Options granted January 22, 2007	100,000	3.35	100,000	1/22/2012
Options granted February 8, 2007	232,864	3.65	232,864	2/9/2008
Balance, March 31, 2007	3,295,364		3,295,364

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Notes to the Interim Consolidated Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

Three Months Ended March 31, 2007

6.

Share Capital (continued)

(d)

Warrants

As at March 31, 2007, share purchase warrants are outstanding enabling the holders to acquire up to 3,688,316 common shares with a weighted average exercise price of $2.95 per share, as follows:

Number	Exercise	Expiry
outstanding	price	date
1,289,432	$ 0.85	11/02/07
213,810	1.50	8/21/07
13,642	1.50	8/21/07
2,055,000	4.35	2/08/09
116,432	(i) 4.35	2/08/08
3,688,316

(i)

The value of $346,211 represented by the agents’ options (which included warrants) issued as finders’ fees for the February 8, 2007, private placement, (Note 6 (b)) has been measured on a fair value basis utilizing the Black-Scholes option pricing model, with the following assumptions:

Expected dividend yield	0%
Expected stock price volatility	71%
Risk-free interest rate	4.05%
Expected life of agents’ options and warrants	1 year

(e)

Stock-based compensation and contributed surplus

During the three months ended March 31, 2007, the Company granted 125,000 stock options with exercise prices of $3.70 and $3.35 per share and expiry dates of January 8 and January 22, 2012.

The following assumptions were used in the Black-Scholes option pricing model

Expected dividend yield	0%
Expected stock price volatility	71%
3.97 to
Risk-free interest rates	4.05%
Expected life of options	3 years

Based on these inputs, under the fair value based method of accounting for stock-based compensation, the Company recorded stock-based compensation expense of $211,136 with an offsetting amount credited to contributed surplus.

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Notes to the Interim Consolidated Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

Three Months Ended March 31, 2007

7.

Related party transactions

Quest Management Corp. (“Quest”), a private company related by virtue of a director in common, provides office space on a monthly rental basis. During the current period, $3,500 (2006 - $3,750) was charged for rent by Quest and at March 31, 2007, the Company owed Quest $1,000 (2005 - $1,250) for rent.

The Company has a consulting agreement with its President for US$12,500 per month plus health insurance benefits. During the current period, the Company paid $49,269 (2006 - $31,218) for consulting fees and health insurance benefits, $88,096 (2006- $46,720) for a bonus and advanced him $10,675 (2006 - $10,675) for travel expenses which is included in prepaid expenses. At March 31, 2007, the Company owed him $16,389 (2006 - $57,133) for the unpaid portion of these amounts.

These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

Due to related parties includes amounts owed to directors. As these amounts are non-interest bearing and have no specific terms of repayment, their fair value cannot be determined. All balances due to related parties are included in accounts payable and accrued liabilities.

8.

Segmented information

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

9.

Subsequent events

Subsequent to March 31, 2007, the following events occurred:

(a)

The Company issued 10,000 common shares pursuant to the exercise of share purchase warrants and issued 15,000 common shares pursuant to the exercise of stock options for proceeds totaling $20,325.

(b)

The Company granted 942,500 stock options exercisable at $3.48 per share for a period of five years to certain directors, officers, employees and consultants of the Company.

(c)

In May, the Company announced that it had finalized an earn-in agreement whereby Esperanza can earn up to a 60% interest in Canadian Shield’s Pucarana Gold Property (“Pucarana”), located in southern Peru. Esperanza has the right to earn a 60% interest in Pucarana by expending US$1,300,000 over a four year period commencing upon receipt of a drill permit (the “Effective Date”), and by making payments of US$80,000 to Gallant Minerals Peru Ltd. S.A. Esperanza must make the following expenditures: US$200,000 prior to the first anniversary of the Effective Date; US$450,000 prior to the second anniversary of the Effective Date; US$325,000 prior to the third anniversary of the Effective Date; and US$325,000 prior to the fourth anniversary of the Effective Date. Esperanza must also make the following cash payments: US$30,000 upon signing the agreement and US$50,000 upon exercising the option to earn an additional 9% interest. The work commitments for the first twelve months from the Effective Date and the first payment are a firm commitment and all additional work commitments and

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Notes to the Interim Consolidated Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

Three Months Ended March 31, 2007

9.

Subsequent events

(c)

(continued)

payments are at the sole discretion of Esperanza. Upon Esperanza earning either its 51% interest, or 60% interest if it so elects, the two companies will form a joint venture in which all future expenditures shall be made on a pro rate basis, with standard dilution formulas applied if either party elects not to participate in funding further exploration expenses. In the event either party is diluted to a joint venture interest of 10% or less, that interest will be converted to a 2% net smelter return royalty (“NSR”) with the right of the other party to purchase each 0.5% interest in the NSR for US$500,000. If the price of gold exceeds